$250,000,000

Angiotech Pharmaceuticals, Inc.

7.75% Senior Subordinated Notes due 2014

REGISTRATION RIGHTS AGREEMENT

 March 23, 2006

Credit Suisse Securities (USA) LLC

Merrill Lynch , Pierce, Fenner & Smith, Incorporated

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Dear Sirs:

Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia (the “Issuer” or the “Company”), proposes to issue and sell to Credit Suisse Securities (USA) LLC and Merrill Lynch , Pierce, Fenner & Smith, Incorporated (collectively, the “Initial Purchasers”), upon the terms set forth in a purchase agreement dated March 16, 2006 (the “Purchase Agreement”), $250.0 million aggregate principal amount of its  7.75% Senior Subordinated Notes due 2014 (the “Initial Securities”) to be unconditionally guaranteed (the “Guarantees”) by the guarantors listed on the signature pages hereto (each a “Guarantor” and collectively the “Guarantors” and together with the Issuer, the “Company”).  The Initial Securities will be issued pursuant to an Indenture, dated as of March 23, 2006 (the “Indenture”) among the Issuer, the Guarantors named therein and  Wells Fargo Bank, N.A. (the “Trustee”).  To induce the Initial Purchasers to enter the Purchase Agreement, the Company agrees with the Initial Purchasers, for the benefit of the holders of the Initial Securities (including, without limitation, the Initial Purchasers), the Exchange Securities (as defined below) and the Private Exchange Securities (as defined below) (collectively the “Holders”), as follows:

1. Exchange Offer.  The Company shall, at its own cost, prepare and, not later than 180 days after the closing date of the original issue of the Initial Securities (the “Closing”), file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Exchange Offer Registration Statement”) on an appropriate form under the Securities Act of 1933, as amended (the “Securities Act”), with respect to a proposed offer (the “Exchange Offer”) to issue and deliver to any Holders of Transfer Restricted Securities (as defined below) who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer, in exchange for the Initial Securities, a like aggregate principal amount of debt securities (the “Exchange Securities”) of the Company issued under the Indenture and identical in all material respects to the Initial Securities (except for the transfer restrictions relating to the Initial Securities and except for the terms of the Initial Securities which may be modified pursuant to the Indenture and the provisions relating to the matters described in Section 6 hereof) that would be registered under the Securities Act.  The Company shall use all commercially reasonable efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act on or prior to 270 days after the Closing (the “Exchange Offer Effectiveness Target Date”) and shall use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC (such 30 business day period being called the “Exchange Offer Registration Period”), Exchange Securities in exchange for all Initial Securities tendered prior thereto in the Exchange Offer.

If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 30 days after the commencement thereof provided that the Company has accepted all the Initial Securities theretofore validly tendered in accordance with the terms of the Exchange Offer.

Following the declaration of the effectiveness of the Exchange Offer Registration Statement, the Company shall promptly commence the Exchange Offer, it being the objective of such Exchange Offer to enable each Holder of Transfer Restricted Securities electing to exchange the Initial Securities for Exchange Securities (assuming that such Holder is not an affiliate of the Company within the meaning of the Securities Act, acquires the Exchange Securities in the ordinary course of such Holder’s business and has no arrangements with any person to participate in the distribution of the Exchange Securities and is not otherwise prohibited by any law or policy of the Commission from participating in the Exchange Offer) to trade such Exchange Securities from and after their receipt without any limitations or restrictions under the Securities Act and without material restrictions under the securities laws of the several states of the United States.

The Company acknowledges that, pursuant to current interpretations by the Commission’s staff of Section 5 of the Securities Act, in the absence of an applicable exemption therefrom and subject to applicable law, (i) each Holder which is a broker-dealer electing to exchange Initial Securities acquired for its own account as a result of market making activities or other trading activities for Exchange Securities (an “Exchanging Dealer”), is required to deliver a prospectus containing the information set forth in (x) Annex A hereto on the cover of such prospectus, (y) Annex B hereto in the “Exchange Offer Procedures” and the “Purpose of the Exchange Offer” sections of such prospectus, and (z) Annex C hereto in the “Plan of Distribution” section of such prospectus in connection with a sale of any such Exchange Securities received by such Exchanging Dealer pursuant to the Exchange Offer and (ii) an Initial Purchaser that elects to sell Exchange Securities acquired in exchange for Initial Securities constituting any portion of an unsold allotment is required to deliver a prospectus containing the information required by Items 507 or 508 of Regulation S-K under the Securities Act, as applicable, in connection with such sale.

The Company shall use commercially reasonable efforts to keep the Exchange Offer Registration Statement effective and to amend and supplement the prospectus contained therein, in order to permit such prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with such requirements in order to resell the Exchange Securities; provided, however, that (i) in the case where such prospectus and any amendment or supplement thereto must be delivered by an Exchanging Dealer or an Initial Purchaser, such period shall be the lesser of 90 days and the date on which all Exchanging Dealers and the Initial Purchasers have sold all Exchange Securities held by them (unless such period is extended pursuant to Section 3(j) below) and (ii) the Company shall make such prospectus and any amendment or supplement thereto, available to any broker-dealer for use in connection with any resale of any Exchange Securities for a period of not less than 90 days after the consummation of the Exchange Offer.

If, upon consummation of the Exchange Offer, any Initial Purchaser holds Initial Securities acquired by it as part of its initial distribution, the Company, simultaneously with the delivery of the Exchange Securities pursuant to the Exchange Offer, shall issue and deliver to such Initial Purchaser upon the written request of such Initial Purchaser, in exchange (the “Private Exchange”) for the Initial Securities held by such Initial Purchaser and in lieu of the delivery of any Exchange Securities, a like principal amount of debt securities of the Company issued under the Indenture and identical in all material respects (including the existence of restrictions on transfer under the Securities Act and the securities laws of the several states of the United States, but excluding provisions relating to the matters described in Section 6 hereof and except for the terms of the Initial Securities which may be modified pursuant to the Indenture) to the Initial Securities (the “Private Exchange Securities”).  The Initial Securities, the Exchange Securities and the Private Exchange Securities are herein collectively called the “Securities”.

In connection with the Exchange Offer, the Company shall:

(a)  mail to each Holder a copy of the prospectus forming part of the Exchange Offer Registration Statement, together with an appropriate letter of transmittal and related documents;

(b)  keep the Exchange Offer open for not less than 30 days (or longer, if required by applicable law) after the date notice thereof is mailed to the Holders;

(c)  utilize the services of a depositary for the Exchange Offer with an address in the Borough of Manhattan, The City of New York, which may be the Trustee or an affiliate of the Trustee;

(d)  permit Holders to withdraw tendered Securities at any time prior to the close of business, New York time, on the last business day on which the Exchange Offer shall remain open; and

(e)  otherwise comply in all material aspects with laws applicable to the Exchange Offer.

As soon as practicable after the close of the Exchange Offer or the Private Exchange, as the case may be, the Company shall:

(x)  accept for exchange all the Initial Securities validly tendered and not withdrawn pursuant to the Exchange Offer and the Private Exchange;

(y)  deliver to the Trustee for cancellation all the Initial Securities or Private Exchange Securities so accepted for exchange; and

(z)  cause the Trustee to authenticate and deliver promptly to each Holder of the Initial Securities, Exchange Securities or Private Exchange Securities, as the case may be Exchange Securities or Private Exchange Securities (as the case may be), equal in principal amount to such Securities of such Holder so accepted for exchange.

The Indenture will provide that the Exchange Securities will not be subject to the transfer restrictions set forth in the Indenture and that all the Securities will vote and consent together on all matters as one class and that none of the Securities will have the right to vote or consent as a class separate from one another on any matter.

Interest on each Exchange Security and Private Exchange Security issued pursuant to the Exchange Offer and in the Private Exchange will accrue from the last interest payment date on which interest was paid on the Initial Securities surrendered in exchange therefore or, if no interest has been paid on the Initial Securities, from the date of original issue of the Initial Securities.

Each Holder participating in the Exchange Offer shall be required to represent to the Company that, at the time of the consummation of the Exchange Offer, (i) any Exchange Securities received by such Holder will be acquired in the ordinary course of business, (ii) such Holder will have no arrangements or understanding with any person to participate in the distribution of the Securities or the Exchange Securities within the meaning of the Securities Act, (iii) such Holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the Company or if it is an affiliate, such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (iv) if such Holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Securities and (v) if such Holder is a broker-dealer, that it will receive Exchange Securities for its own account in exchange for Initial Securities that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Securities.

Notwithstanding any other provisions hereof, the Company will use commercially reasonable efforts to cause (i) any Exchange Offer Registration Statement and any amendment thereto and any prospectus forming part thereof and any supplement thereto to comply in all material respects with the Securities Act and the rules and regulations thereunder, (ii) any Exchange Offer Registration Statement and any amendment thereto not to, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any prospectus forming part of any Exchange Offer Registration Statement, and any supplement to such prospectus, not to include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.  Shelf Registration.

(a) If (i) the Company is not required to file the Exchange Offer Registration Statement or is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Issuer prior to the 20th business day following consummation of the Exchange offer that: (x) it is prohibited by law or Commission policy from participating in the Exchange Offer; (y) it may not resell the Exchange Securities acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or (z) it is a broker-dealer and owns notes acquired directly from the Issuer or an affiliate of the Issuer, the Company shall take the following actions:

(i)  The Company shall, at its cost, as promptly as practicable (but in no event more than 60 days after so required or requested pursuant to this Section 2) file with the Commission and thereafter shall use all commercially reasonable efforts to cause to be declared effective (unless it becomes effective automatically upon filing) on or prior to 90 days (the “Shelf Registration Effectiveness Target Date” and together with the Exchange Offer Effectiveness Target Date, the “Effectiveness Target Date”) after the Company is required or requested to file pursuant to this Section 2, a registration statement (the “Shelf Registration Statement” and, together with the Exchange Offer Registration Statement, a “Registration Statement”) on an appropriate form under the Securities Act relating to the offer and sale of the Transfer Restricted Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the Shelf Registration Statement and Rule 415 under the Securities Act (hereinafter, the “Shelf Registration”); provided, however, that no Holder (other than an Initial Purchaser) shall be entitled to have the Securities held by it covered by such Shelf Registration Statement unless such Holder agrees in writing to be bound by all the provisions of this Agreement applicable to such Holder.

(ii)  The Company shall use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus included therein to be lawfully delivered by the Holders of the relevant Securities, for a period of two years (or for such longer period if extended pursuant to Section 3(j) below) from the Closing or such shorter period that will terminate when all the Securities covered by the Shelf Registration Statement (x) have been sold pursuant thereto or (y) are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof).  The Company shall be deemed not to have used commercially reasonable efforts to keep the Shelf Registration Statement effective during the requisite period if it voluntarily takes any action that would result in Holders of Securities covered thereby not being able to offer and sell such Securities during that period, unless such action is required by applicable law.

(b)  Notwithstanding any other provisions of this Agreement to the contrary, the Company shall use commercially reasonable efforts to cause the Shelf Registration Statement and the related prospectus and any amendment or supplement thereto, as of the effective date of such Shelf Registration Statement, (i) to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission and (ii) in case of the Shelf Registration Statement, not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or, in the case of such related prospectus, necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.  Registration Procedures.  In connection with any Shelf Registration contemplated by Section 2 hereof and, to the extent applicable, any Exchange Offer contemplated by Section 1 hereof, the following provisions shall apply:

(a)  The Company shall:

(i) furnish to each Initial Purchaser, prior to the filing thereof with the Commission, a copy of the Registration Statement and each amendment thereof and each supplement, if any, to the prospectus included therein and, in the event that an Initial Purchaser (with respect to any portion of an unsold allotment from the original offering) is participating in the Exchange Offer or the Shelf Registration Statement, the Company shall use all commercially reasonable efforts to reflect in each such document, when so filed with the Commission, such comments as such Initial Purchaser reasonably may propose within a reasonable time after the Registration Statement or such amendment or supplement has been furnished to such Initial Purchaser (but in no event shall the Company be required to reflect any such comments if received more than 5 business days after the date such document is furnished to an Initial Purchaser);

(ii) to the extent required by applicable law include the information set forth in Annex A hereto on the cover, in Annex B hereto in both the “Exchange Offer Procedures” section and the “Purpose of the Exchange Offer” section, in Annex C hereto in the “Plan of Distribution” section of the prospectus forming a part of the Exchange Offer Registration Statement and in Annex D hereto in the Letter of Transmittal delivered pursuant to the Exchange Offer;

(iii) to the extent required by applicable law and if requested by an Initial Purchaser, include the information required by Items 507 or 508 of Regulation S-K under the Securities Act, as applicable, in the prospectus forming a part of the Exchange Offer Registration Statement;

(iv) to the extent required by applicable law include within the prospectus contained in the Exchange Offer Registration Statement a section entitled “Plan of Distribution,” reasonably acceptable to the Initial Purchasers, which shall contain a summary statement of the positions taken or policies made by the staff of the Commission with respect to the potential “underwriter” status of any broker-dealer that is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Exchange Securities received by such broker-dealer in the Exchange Offer (a “Participating Broker-Dealer”), whether such positions or policies have been publicly disseminated by the staff of the Commission or such positions or policies, in the reasonable judgment of the Initial Purchasers based upon advice of counsel (which may be in-house counsel), represent the prevailing views of the staff of the Commission; and

(v) in the case of a Shelf Registration Statement, include in the prospectus included in the Shelf Registration Statement (or, if permitted by Commission Rule 430B(b), in a prospectus supplement that becomes a part thereof pursuant to Commission Rule 430B(f)) that is delivered to any Holder pursuant to Section 3(d) and (f), the names of the Holders, who propose to sell Securities pursuant to the Shelf Registration Statement, as selling security holders.

(b)  The Company shall give written notice to the Initial Purchasers, the Holders of the Securities and any Participating Broker-Dealer from whom the Company has received prior written notice that it will be a Participating Broker-Dealer in the Exchange Offer (which notice pursuant to clauses (ii)-(v) hereof shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made):

(i)  when the Registration Statement or any amendment thereto has been filed with the Commission and when the Registration Statement or any post-effective amendment thereto has become effective;

(ii)  of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(iii)  of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, of the issuance by the Commission of a notification of objection to the use of the form on which the Registration Statement has been filed, and of the happening of any event that causes the Company to become an “ineligible issuer,” as defined in Commission Rule 405;

(iv)  of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)  of the happening of any event that requires the Company to make changes in the Registration Statement or the prospectus in order that the Registration Statement or the prospectus do not contain an untrue statement of a material fact nor omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in light of the circumstances under which they were made) not misleading.

(c)  The Company shall use commercially reasonable efforts to obtain the withdrawal at the earliest possible time of any order suspending the effectiveness of the Registration Statement.

(d)  The Company shall furnish to each Holder of Securities included within the coverage of the Shelf Registration, without charge, at least one copy of the Shelf Registration Statement and any post-effective amendment or supplement thereto, including financial statements and schedules, and, if the Holder so requests in writing, all exhibits thereto (including those, if any, incorporated by reference).  The Company shall not, without the prior consent of the Initial Purchasers, and the Holders of Securities included within the coverage of the Shelf Registration shall not, without the prior written consent of the Company make any offer relating to the Securities that would constitute a “free writing prospectus,” as defined in Commission Rule 405.

(e)  The Company shall deliver to each Exchanging Dealer and each Initial Purchaser, and to any other Holder who so requests, without charge, at least one copy of the Exchange Offer Registration Statement and any post-effective amendment thereto, including financial statements and schedules, and, if any Initial Purchaser or any such Holder requests, all exhibits thereto (including those incorporated by reference).

(f)  The Company shall, during the Shelf Registration Period, deliver to each Holder of Securities included within the coverage of the Shelf Registration, without charge, as many copies of the prospectus (including each preliminary prospectus) included in the Shelf Registration Statement and any amendment or supplement thereto as such person may reasonably request. The Company consents, subject to the provisions of this Agreement, to the use of the prospectus or any amendment or supplement thereto by each of the selling Holders of the Securities in connection with the offering and sale of the Securities covered by the prospectus, or any amendment or supplement thereto, included in the Shelf Registration Statement.

(g)  The Company shall deliver to each Initial Purchaser, any Exchanging Dealer, any Participating Broker-Dealer and such other persons required to deliver a prospectus following the Exchange Offer, without charge, as many copies of the final prospectus included in the Exchange Offer Registration Statement and any amendment or supplement thereto as such persons may reasonably request.  The Company consents, subject to the provisions of this Agreement, to the use of the prospectus or any amendment or supplement thereto by any Initial Purchaser, if necessary, any Participating Broker-Dealer and such other persons required to deliver a prospectus following the Exchange Offer in connection with the offering and sale of the Exchange Securities covered by the prospectus, or any amendment or supplement thereto, included in such Exchange Offer Registration Statement.

(h)  Prior to any public offering of the Securities, pursuant to any Registration Statement, the Company shall use commercially reasonable efforts to register or qualify or cooperate with the Holders of the Securities included therein and their respective counsel in connection with the registration or qualification of the Securities for offer and sale under the securities or “blue sky” laws of such states of the United States as any Holder of the Securities reasonably requests in writing and do any and all other acts or things reasonably necessary or advisable to enable the offer and sale in such jurisdictions of the Securities covered by such Registration Statement; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject.

(i)  The Company shall cooperate with the Holders of the Securities to facilitate the timely preparation and delivery of certificates representing the Securities to be sold pursuant to any Registration Statement free of any restrictive legends and in such denominations and registered in such names as the Holders may request a reasonable period of time prior to sales of the Securities pursuant to such Registration Statement.

(j)  Upon the occurrence of any event contemplated by paragraphs (ii) through (v) of Section 3(b) above during the period for which the Company is required to maintain an effective Registration Statement, the Company shall prepare and file as promptly as practicable a post-effective amendment to the Registration Statement or a supplement to the related prospectus and any other required document so that, as thereafter delivered to Holders of the Securities or purchasers of Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If the Company notifies the Initial Purchasers, the Holders of the Securities and any known Participating Broker-Dealer in accordance with paragraphs (ii) through (v) of Section 3(b) above to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then the Initial Purchasers, the Holders of the Securities and any such Participating Broker-Dealers shall suspend use of such prospectus, and the period of effectiveness of the Shelf Registration Statement provided for in Section 2(b) above and the Exchange Offer Registration Statement provided for in Section 1 above shall each be extended by the number of days from and including the date of the giving of such notice to and including the date when the Initial Purchasers, the Holders of the Securities and any known Participating Broker-Dealer shall have received such amended or supplemented prospectus pursuant to this Section 3(j).  During the period during which the Company is required to maintain an effective Shelf Registration Statement pursuant to this Agreement, the Company will prior to the two-year expiration of that Shelf Registration Statement file, and use commercially reasonable efforts to cause to be declared effective (unless it becomes effective automatically upon filing) within a period that avoids any interruption in the ability of Holders of Securities covered by the expiring Shelf Registration Statement to make registered dispositions, a new registration statement relating to the Securities, which shall be deemed the “Shelf Registration Statement” for purposes of this Agreement.

(k)  Not later than the effective date of the applicable Registration Statement, the Company will provide a CUSIP number for the Initial Securities, the Exchange Securities or the Private Exchange Securities, as the case may be, and provide the applicable trustee with printed certificates for the Initial Securities, the Exchange Securities or the Private Exchange Securities, as the case may be, in a form eligible for deposit with The Depository Trust Company (“DTC”).

(l)  The Company will use commercially reasonable efforts to comply in all material aspects with all rules and regulations of the Commission to the extent and so long as they are applicable to the Exchange Offer or the Shelf Registration and will make generally available to its security holders (or otherwise provide in accordance with Section 11(a) of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of a 12-month period (or 90 days, if such period is a fiscal year) beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of the Registration Statement, which statement shall cover such 12-month period.

(m)  The Company shall cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended, in a timely manner and containing such changes, if any, as shall be necessary for such qualification.  In the event that such qualification would require the appointment of a new trustee under the Indenture, the Company shall appoint a new trustee thereunder pursuant to the applicable provisions of the Indenture.

(n)  The Company may require each Holder of Securities to be sold pursuant to the Shelf Registration Statement to furnish to the Company such information regarding the Holder and the distribution of the Securities as the Company may from time to time reasonably require for inclusion in the Shelf Registration Statement, and the Company may exclude from such registration the Securities of any Holder that fails to furnish such information within a reasonable time after receiving such request.

(o)  The Company shall enter into such customary agreements (including, if requested, an underwriting agreement in customary form) and take all such other action, if any, as any Holder of the Securities shall reasonably request in order to facilitate the disposition of the Securities pursuant to any Shelf Registration.

(p)  In the case of any Shelf Registration, the Company shall:

(i) make reasonably available for inspection by the Holders of the Securities, any underwriter participating in any disposition pursuant to the Shelf Registration Statement and any attorney, accountant or other agent retained by the Holders of the Securities or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company; and

(ii) cause the Company’s officers, directors, employees, accountants and auditors to supply all relevant information reasonably requested by the Holders of the Securities or any such underwriter, attorney, accountant or agent in connection with the Shelf Registration Statement, in each case, as shall be reasonably necessary to enable such persons, to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, however, that the foregoing inspection and information gathering shall be coordinated on behalf of the Initial Purchasers by you and on behalf of the other parties, by one counsel designated by and on behalf of such other parties as described in Section 4 hereof.

provided, that the Company shall not be obligated to comply with the preceding clauses (i) or (ii) with respect to any Holder unless such Holder enters into a written confidentiality agreement for the benefit of the Company reasonably acceptable to the Company and such Holder relating to such records and investigation.

(q)  In the case of any Shelf Registration, the Company, if requested by any Holder of Securities covered thereby, shall:

(i) cause its counsel to deliver an opinion and updates thereof relating to the Securities in customary form addressed to such Holders and the managing underwriters, if any, thereof and dated, in the case of the initial opinion, the effective date of such Shelf Registration Statement (it being agreed that the matters to be covered by such opinion shall include, without limitation, the due incorporation and good standing of the Company and its subsidiaries; the qualification of the Company and its subsidiaries to transact business as foreign corporations; the due authorization, execution and delivery of the relevant agreement of the type referred to in Section 3(o) hereof; the due authorization, execution, authentication and issuance, and the validity and enforceability, of the applicable Securities; the absence of governmental approvals required to be obtained in connection with the Shelf Registration Statement, the offering and sale of the applicable Securities, or any agreement of the type referred to in Section 3(o) hereof; the compliance in all material respects as to form of such Shelf Registration Statement and any documents incorporated by reference therein and of the Indenture with the requirements of the Securities Act and the Trust Indenture Act, respectively; as of the date of the opinion and as of the effective date of the Shelf Registration Statement or most recent post-effective amendment thereto or most recent prospectus supplement thereto that is deemed to establish a new effective date, as the case may be, the absence from such Shelf Registration Statement as then amended or supplemented and including any documents incorporated by reference therein, of an untrue statement of a material fact or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and as of an applicable time identified by such Holders or managing underwriters, the absence from the prospectus included in the Registration Statement, as amended or supplemented at such applicable time and including any documents incorporated by reference therein, taken together with any other documents identified by such Holders or managing underwriters, of an untrue statement of a material fact or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading);

(ii) cause its officers to execute and deliver all customary documents and certificates and updates thereof reasonably requested by any underwriters of the applicable Securities; and

(iii) cause its independent public accountants and the independent public accountants with respect to any other entity for which financial information is provided in the Shelf Registration Statement to provide to the selling Holders of the applicable Securities and any underwriter therefor a “comfort letter” in customary form and covering matters of the type customarily covered in comfort letters in connection with primary underwritten offerings, subject to receipt of appropriate documentation as contemplated, and only if permitted, by Statement of Auditing Standards No. 72.

(r)  If a Exchange Offer or a Private Exchange is to be consummated, upon delivery of the Initial Securities by Holders to the Company (or to such other person as directed by the Company) in exchange for the Exchange Securities or the Private Exchange Securities, as the case may be, the Company shall mark, or caused to be marked, on the Initial Securities so exchanged that such Initial Securities are being canceled in exchange for the Exchange Securities or the Private Exchange Securities, as the case may be; in no event shall the Initial Securities be marked as paid or otherwise satisfied.

(s)  In the event that any broker-dealer registered under the Exchange Act shall underwrite any Securities or participate as a member of an underwriting syndicate or selling group or “assist in the distribution” (within the meaning of the Conduct Rules (the “Rules”) of the National Association of Securities Dealers, Inc. (“NASD”)) thereof, whether as a Holder of such Securities or as an underwriter, a placement or sales agent or a broker or dealer in respect thereof, or otherwise, the Company will assist such broker-dealer in complying with the requirements of such Rules, including, without limitation, by (i) if such Rules, including Rule 2720, shall so require, engaging a “qualified independent underwriter” (as defined in Rule 2720) to participate in the preparation of the Registration Statement relating to such Securities, to exercise usual standards of due diligence in respect thereto and, if any portion of the offering contemplated by such Registration Statement is an underwritten offering or is made through a placement or sales agent, to recommend the yield of such Securities, (ii) indemnifying any such qualified independent underwriter to the extent of the indemnification of underwriters provided in Section 5 hereof and (iii) providing such information to such broker-dealer as may be required in order for such broker-dealer to comply with the requirements of the Rules.

(t)  The Company shall use commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of the Securities covered by a Registration Statement contemplated hereby.

(u) In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any (i) notice from the Company of the happening of any event of the kind described in Section 3(b)(ii), (iii), (iv) or (v) hereof, (ii) notice from the Company that it is in possession of material information that has not been disclosed to the public and the Company reasonably deems it to be advisable not to disclose such information in a registration statement or (iii) notice from the Company that it is in the process of a registered offering of securities and the Company reasonably deems it to be advisable to temporarily discontinue disposition of Securities pursuant to the Shelf Registration Statement (in each case, such notice being hereinafter referred to as a “Suspension Notice”), such Holder will forthwith discontinue disposition of Securities pursuant to any Shelf Registration Statement and shall not be entitled to the benefits provided under Section 5 hereof with respect to any sales made by it in contravention of this paragraph, until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(j) or a notice in accordance with Section 3(c) hereof that any order suspending the effectiveness of the Shelf Registration Statement has been withdrawn, or, in the case of (ii) or (iii) above, until further notice from the Company that disposition of Securities may resume, provided that such further notice will be given within 90 days of the Suspension Notice in the case of (ii) above and within 120 days of the Suspension Notice in the case of (iii) above, and provided further that in the case of (ii) and (iii) above that any Suspension Notice must be based upon a good faith determination of the Board of Directors of the Company that such Notice is necessary; and, if so directed by the Company, such Holder will deliver to the Company all copies in its possession, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Securities current at the time of receipt of such notice.  If the Company shall give any such notice to suspend the disposition of Securities pursuant to any Shelf Registration Statement, the Company shall extend the period during which such Shelf Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Holders shall have received copies of the supplemented or amended prospectus necessary to resume such dispositions or received notice that any order suspending dispositions of the Securities has been withdrawn.

Each Holder of Securities as to which any registration is being effected agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the happening of any event, in either case as a result of which any prospectus relating to such registration contains an untrue statement of a material fact regarding such Holder or the distribution of such Securities or omits to state any material fact regarding such Holder or the distribution of such Securities required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to furnish to the Company promptly any additional information required to correct and update any previously furnished information or required such that such prospectus shall not contain, with respect to such holder or the distribution of such Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.  Registration Expenses.  The Company shall bear all fees and expenses incurred in connection with the performance of its obligations under Sections 1 through 3 hereof, provided that such fees and expenses are of a type and amount consistent with those to be paid by the Company pursuant to the Purchase Agreement (including the reasonable fees and expenses, if any, of one firm of counsel for the Initial Purchasers, incurred in connection with the Exchange Offer), whether or not the Exchange Offer or a Shelf Registration is filed or becomes effective, and, in the event of a Shelf Registration, shall bear or reimburse the Holders of the Initial Securities covered thereby for the reasonable fees and disbursements of one firm of counsel designated by the Holders of a majority in principal amount of the Initial Securities covered thereby to act as counsel for the Holders of the Initial Securities in connection therewith.

5.  Indemnification.

(a)  The Company agrees to indemnify and hold harmless each Holder of the Securities, any Participating Broker-Dealer and each person, if any, who controls such Holder or such Participating Broker-Dealer within the meaning of the Securities Act or the Exchange Act (each Holder, any Participating Broker-Dealer and such controlling persons separately referred to as an “Indemnified Party” or collectively as the “Indemnified Parties”) from and against any losses, claims, damages or liabilities, joint or several, or any actions in respect thereof (including, but not limited to, any losses, claims, damages, liabilities or actions relating to purchases and sales of the Securities) to which each Indemnified Party may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or “issuer free writing prospectus,” as defined in Securities Act Rule 433 (“Issuer FWP”), relating to a Shelf Registration, or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and shall reimburse, as incurred, the Indemnified Parties for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action in respect thereof; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or Issuer FWP relating to a Shelf Registration in reliance upon and in conformity with written information pertaining to such Holder and furnished to the Company by or on behalf of such Holder specifically for inclusion therein; provided further, however, that this indemnity agreement will be in addition to any liability which the Company may otherwise have to such Indemnified Party.  The Company shall also indemnify underwriters, their officers and directors and each person who controls such underwriters within the meaning of the Securities Act or the Exchange Act to the same extent as provided above with respect to the indemnification of the Holders of the Securities if requested by such Holders.

(b)  Each Holder of the Securities, severally and not jointly, will indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act from and against any losses, claims, damages or liabilities or any actions in respect thereof, to which the Company or any such controlling person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or Issuer FWP relating to a Shelf Registration, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but in each case only to the extent that the untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information pertaining to such Holder and furnished to the Company by or on behalf of such Holder specifically for inclusion therein; and, subject to the limitation set forth immediately preceding this clause, shall reimburse, as incurred, the Company for any legal or other expenses reasonably incurred by the Company or any such controlling person in connection with investigating or defending any loss, claim, damage, liability or action in respect thereof.  This indemnity agreement will be in addition to any liability which such Holder may otherwise have to the Company or any of its controlling persons.

(c)  Promptly after receipt by an indemnified party under this Section 5 of notice of the commencement of any action or proceeding (including a governmental investigation), such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 5, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection  (a) or (b) above.  In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof the indemnifying party will not be liable to such indemnified party under this Section 5 for any legal or other expenses, other than reasonable costs of investigation, subsequently incurred by such indemnified party in connection with the defense thereof.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)  If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under subsections (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party on the other from the exchange of the Securities, pursuant to the Exchange Offer, or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities (or actions in respect thereof) as well as any other relevant equitable considerations.  The relative fault of the parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Holder or such other indemnified party, as the case may be, on the other, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d).  Notwithstanding any other provision of this Section 5(d), the Holders of the Securities shall not be required to contribute any amount in excess of the amount by which the net proceeds received by such Holders from the sale of the Securities pursuant to a Registration Statement exceeds the amount of damages which such Holders have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this paragraph (d), each person, if any, who controls such indemnified party within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as such indemnified party and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Company.

(e)  The agreements contained in this Section 5 shall survive the sale of the Securities pursuant to a Registration Statement and shall remain in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation made by or on behalf of any indemnified party.

6.  Additional Interest Under Certain Circumstances.

(a)  Additional interest (the “Additional Interest”) with respect to the Initial Securities shall be assessed as follows if any of the following events occur (each such event in clauses (i) through (iv) below a “Registration Default”):

(i)  The Company fails to file any Registration Statement required by this Agreement to be filed with the Commission on or before the date specified in this Agreement;

(ii)  Any Registration Statement filed by the Company is not declared effective by the Commission on or prior to the Effectiveness Target Date;

(iii) The Company fails to consummate the Exchange Offer within 30 business days of the Exchange Offer Effectiveness Target Date; or

(iv)  Any Registration Statement filed by the Company becomes effective but thereafter ceases to be effective or usable in connection with the resales of the Transfer Restricted Securities during the periods specified in this Agreement.

With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Additional Interest will be paid in an amount equal to $.05 per week per $1,000 principal amount of Transfer Restricted Securities.  The amount of the Additional Interest will increase by an additional $.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of $.30 per week per $1,000 principal amount of Transfer Restricted Securities.

(b)  Any amounts of Additional Interest due pursuant to clauses (i) - (iv) of Section 6(a) above will be payable in cash on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

(c)  ”Transfer Restricted Securities” means each Initial Security until the earliest to occur of (i) the date on which such Transfer Restricted Security has been exchanged by a person other than a broker-dealer for a freely transferable Exchange Security in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Initial Security for an Exchange Security, the date on which such Exchange Security is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Initial Security has been effectively registered under the Securities Act and disposed of  under the Shelf Registration Statement or (iv) the date on which such Initial Securities are eligible for resale pursuant to Rule 144 under the Securities Act.

7.  Rules 144 and 144A.  Until the Initial Securities have been registered on the Registration Statement, the Company shall use commercially reasonable efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the request of any Holder of Initial Securities, make publicly available other information so long as necessary to permit sales of their securities pursuant to Rules 144 and 144A.  Until the Initial Securities have been registered on the Registration Statement, the Company covenants that it will take such further action as any Holder of Initial Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Initial Securities without registration under the Securities Act within the limitation of the exemptions provided by Rules 144 and 144A (including the requirements of Rule 144A(d)(4)).  The Company will provide a copy of this Agreement to prospective purchasers of Initial Securities identified to the Company by the Initial Purchasers upon request. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities pursuant to the Exchange Act.

8.  Underwritten Registrations.  If any of the Transfer Restricted Securities covered by a Shelf Registration are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering (“Managing Underwriters”) will be selected by the Holders of a majority in aggregate principal amount of such Transfer Restricted Securities to be included in such offering and shall be reasonably satisfactory to the Company.

No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person’s Transfer Restricted Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

9.  Miscellaneous.

(a)  Amendments and Waivers.  The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, except by the Company and the written consent of the Holders of a majority in principal amount of the Securities affected by such amendment, modification, supplement, waiver or consents.

(b)  Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, first-class mail, facsimile transmission, or air courier which guaranteed overnight delivery:

(i)  if to a Holder of the Securities, at the most current address given by such Holder to the Company.

(ii)  if to the Initial Purchasers;

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

Fax No.:  (212) 325-4296

Attention:  LCD-IBD Group

with a copy to:

Latham & Watkins LLP

505 Montgomery St., Suite 2000

San Francisco, CA 94111-2562

Fax No.: (415) 395-8095

Attention: Tracy K. Edmonson, Esq. / Keith Benson, Esq.

(iii)

if to the Company, at its address as follows:

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, BC V6A 1B6

Fax No.: (684) 221-6915

Attention: Chief Financial Officer

with a copy to:

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, BC V6A 1B6

Fax No.: (684) 221-6915

Attention: General Counsel

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Fax No.: (310) 712-6600

Attention: Alison S. Ressler, Esq.

All such notices and communications shall be deemed to have been duly given:  at the time delivered by hand, if personally delivered; three business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged by recipient’s facsimile machine operator, if sent by facsimile transmission; and on the day delivered, if sent by overnight air courier guaranteeing next day delivery.

(c)  No Inconsistent Agreements.  The Company has not, as of the date hereof, entered into, nor shall it, on or after the date hereof, enter into, any agreement with respect to its Securities that is inconsistent with the rights granted to the Holders herein or otherwise conflicts with the provisions hereof.

(d)  Successors and Assigns.  This Agreement shall be binding upon the Company and its successors and assigns.

(e)  Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(f)  Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(g)  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

(h)  Severability.  If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(i)  Securities Held by the Company.  Whenever the consent or approval of Holders of a specified percentage of principal amount of Securities is required hereunder, Securities held by the Company or its affiliates (other than subsequent Holders of Securities if such subsequent Holders are deemed to be affiliates solely by reason of their holdings of such Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

(j)   Agent for Service; Submission to Jurisdiction; Waiver of Immunities.  By the execution and delivery of this Agreement, (i) the Guarantors acknowledge that they have, by separate written instrument, irrevocably appointed the Company as their true lawful attorney-in-fact to receive and accept service of process relating to this Agreement; (ii) the Company acknowledges that it has for itself and on behalf of each Guarantor, by separate written instrument, irrevocably designated and appointed National Registered Agents, Inc.  (and any successor entity), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws, and acknowledges that National Registered Agents, Inc. has accepted such designation; (iii) the Company and the Guarantors agree that service of process upon such agent, and written notice of said service to the Company or any Guarantor, by the person serving the same to the address provided in Section 9(b) of this Agreement, shall be deemed in every respect effective service of process upon the Company or any Guarantor in any such suit or proceeding; and (iv) the Company and the Guarantors submits to the nonexclusive jurisdiction of any such court in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of National Registered Agents, Inc. in full force and effect until the obligations of the Company and the Guarantors under this Agreement have been satisfied and discharged.  To the extent that the Company may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of this Agreement, to the fullest extent permitted by law.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Issuer a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the several Initial Purchasers and the Company in accordance with its terms.

Very truly yours,

ANGIOTECH PHARMACEUTICALS, INC.

By:/s/ K. Thomas Bailey

   Name: K. Thomas Bailey

   Title: Chief Financial Officer

[SIGNATURE PAGES REDACTED]

ANNEX A

Each broker-dealer that receives Exchange Securities for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities.  The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.  This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Securities received in exchange for Initial Securities where such Initial Securities were acquired by such broker-dealer as a result of market-making activities or other trading activities.  The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale.  See “Plan of Distribution.”

ANNEX B

Each broker-dealer that receives Exchange Securities for its own account in exchange for Securities, where such Initial Securities were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities.  See “Plan of Distribution.”

ANNEX C

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Securities for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities.  This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Securities received in exchange for Initial Securities where such Initial Securities were acquired as a result of market-making activities or other trading activities.  The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.  [In addition, until                , 2006,  all dealers effecting transactions in the Exchange Securities may be required to deliver a prospectus. (1)]

The Company will not receive any proceeds from any sale of Exchange Securities by broker-dealers.  Exchange Securities received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Securities or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices.  Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Securities.  Any broker-dealer that resells Exchange Securities that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Securities may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Securities and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.  The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.  The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Securities) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

____________________________

(1)  In addition, if applicable, the legend required by Item 502(b) of Regulation S-K will appear on the back cover page of the Exchange Offer prospectus.

ANNEX D



CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:

 ____________________________________________

Address:

 ____________________________________________

 ____________________________________________

If the undersigned is not a broker-dealer, the undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Securities.  If the undersigned is a broker-dealer that will receive Exchange Securities for its own account in exchange for Initial Securities that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Securities; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.